Exhibit 99.2

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED

MARCH 31, 2020 AND 2019

(Expressed in United States Dollars)

Maverix Metals Inc. Condensed Consolidated Interim Statements of Financial Position
(in thousands of United States dollars - unaudited)

		Restated (Note 2c)
	March 31, 2020	December 31, 2019	January 1, 2019
Assets
Current assets
Cash and cash equivalents	$16,829	$4,828	$5,017
Accounts receivable	6,861	7,048	5,726
Right of first refusal receivable	-	12,000	-
Prepaid expenses and other	490	483	267
Total current assets	24,180	24,359	11,010

Non-current assets
Royalty, stream and other interests (Note 3)	278,099	281,405	198,091
Investments (Note 4)	3,024	7,148	4,458
Deferred financing costs and other	1,294	1,400	823
Deferred tax asset	823	823	823
Total assets	$307,420	$315,135	$215,205

Liabilities
Current liabilities
Trade and other payables	$2,430	$3,233	$2,713
Dividend payable (Note 6e)	1,198	1,196	-
Total current liabilities	3,628	4,429	2,713

Non-current liabilities
Credit facility (Note 5)	66,000	69,000	12,300
Total liabilities	69,628	73,429	15,013

Equity
Capital and reserves
Share capital (Note 6a)	237,861	237,509	187,028
Reserves	14,272	14,009	13,298
Accumulated other comprehensive (loss) income	(2,929)	1,262	2,077
Deficit	(11,412)	(11,074)	(2,211)
Total equity	237,792	241,706	200,192
Total liabilities and equity	$307,420	$315,135	$215,205

Contractual Obligations (Note 14)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ON BEHALF OF THE BOARD:

“signed” Geoff Burns, Director	“signed” Dan O’Flaherty, Director

4

Maverix Metals Inc. Condensed Consolidated Interim Statements of Income and Comprehensive (Loss) Income
(in thousands of United States dollars, except for per share and share data)

	Three months ended March 31, 2020	Three months ended March 31, 2019 Restated (Note 2c)
Royalty revenue (Note 12)	$6,076	$4,169
Sales (Note 12)	3,214	1,499
Total revenue	9,290	5,668

Cost of sales, excluding depletion	(979)	(661)
Depletion (Note 3)	(3,306)	(2,115)
Total cost of sales	(4,285)	(2,776)
Gross profit	5,005	2,892

Administration expenses (Note 7)	(1,346)	(659)
Project evaluation expenses (Note 7)	(1,242)	(408)
Income from operations	2,417	1,825

Other income and expenses
Foreign exchange (loss) income	(204)	54
Other expense	(136)	(165)
Finance expense	(831)	(278)
Income before income taxes	1,246	1,436

Income tax expense (Note 11)	(386)	(278)
Net income for the period	$860	$1,158

Earnings per share (Note 8)
Basic earnings per share	$0.01	$0.01
Diluted earnings per share	$0.01	$0.01

Weighted average number of common shares outstanding:
Basic	119,691,047	107,750,368
Diluted	129,742,828	115,479,093

Other Comprehensive (Loss) Income
Net income for the period	$860	$1,158
Item that will not be subsequently re-classified to net income:
Changes in fair value on investments (Note 4)	(4,191)	(849)
Comprehensive (loss) income for the period	$(3,331)	$309

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5

Maverix Metals Inc. Condensed Consolidated Interim Statements of Cash Flows
(in thousands of United States dollars)

	Three months ended March 31, 2020	Three months ended March 31, 2019 Restated (Note 2c)
Operating activities
Net income for the period	$860	$1,158

Depletion and amortization	3,343	2,133
Income tax expense	386	278
Share-based compensation	468	216
Finance expense	831	278
Foreign exchange loss and other	160	123
Income taxes paid	(315)	(292)
Changes in non-cash working capital (Note 9)	(887)	(1,766)
Net cash provided by operating activities	$4,846	$2,128

Investing activities
Acquisition of royalty interests (Note 3)	-	(7,652)
Right of first refusal proceeds	12,000	-
Net cash provided by (used in) investing activities	$12,000	$(7,652)

Financing activities
Proceeds from credit facility (Note 5)	10,000	4,500
Repayment of credit facility (Note 5)	(13,000)	-
Interest paid	(759)	(252)
Dividends paid	(1,196)	-
Proceeds from exercise of stock options	147	101
Net cash (used in) provided by financing activities	$(4,808)	$4,349

Effect of exchange rate changes on cash and cash equivalents	(37)	64
Increase in cash and cash equivalents	12,001	(1,111)
Cash and cash equivalents at the beginning of the period	4,828	5,017
Cash and cash equivalents at the end of the period	$16,829	$3,906

Supplemental cash flow information (Note 9)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

6

Maverix Metals Inc.

Condensed Consolidated Interim Statements of Changes in Equity

(in thousands of United States dollars, except for number of shares)

	Issued shares	Share capital $	Share warrant reserve $	Share option reserve $	Accumulated other comprehensive income (loss) $	Deficit $	Total equity $
As at December 31, 2019 - Restated (Note 2c)	119,578,489	237,509	10,999	3,010	1,262	(11,074)	241,702
Total comprehensive income	-	-	-	-	(4,191)	860	(3,331)
Dividend declared (Note 6e)	-	-	-	-	-	(1,198)	(1,198)
Shares issued for options exercised (Note 6c)	178,750	317	-	(170)	-	-	147
Share-based compensation	9,240	35	-	433	-	-	468
As at March 31, 2020	119,766,479	237,861	10,999	3,273	(2,929)	(11,412)	237,792

As at December 31, 2018 - Restated (Note 2c)	107,715,646	187,028	10,999	2,299	2,077	(2,211)	200,192
Total comprehensive income	-	-	-	-	(849)	1,158	309
Shares issued for options exercised (Note 6c)	125,000	219	-	(120)	-	-	99
Share-based compensation	-	-	-	216	-	-	216
As at March 31, 2019 - Restated (Note 2c)	107,840,646	187,247	10,999	2,395	1,228	(1,053)	200,816

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

7

MAVERIX METALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2020 AND 2019

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

1.	NATURE OF OPERATIONS

Maverix Metals Inc. (“Maverix” or the “Company”) is incorporated and domiciled in Canada and its registered head office address is Suite 575, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, Canada. The Company’s common shares trade on the New York Stock Exchange American and Toronto Stock Exchange under ticker symbol “MMX”.

Maverix is a resource-based company that seeks to acquire and manage royalties and metal purchase agreements (“Streams”) on projects that are in an advanced stage of development or on operating mines producing precious or other metals. Royalty interests (“Royalty” or collectively, “Royalties”) are non-operating interests in mining projects that provide Maverix with the right to a percentage of the gross revenue from the metals produced from the project (a Gross Revenue Royalty (“GRR”) or after deducting specified costs (a Net Smelter Returns (“NSR”) royalty). Under a Stream interest, Maverix makes an upfront payment to acquire the Stream and then receives the right to purchase, at a fixed or variable price per unit based on the spot price of the precious or other metal, a percentage of a mine’s production for a specified period or for the life of the mine.

These condensed consolidated interim financial statements were approved and authorized for issue by the Board of Directors of the Company on May 14, 2020.

2.	SIGNIFICANT ACCOUNTING POLICIES

A.	Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”), applicable to preparation of interim financial statements including International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. Accordingly, certain disclosures included in the annual financial statements prepared in accordance with IFRS have been condensed or omitted. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2019 (the “2019 Annual Financial Statements”).

The accounting policies applied in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s 2019 Annual Financial Statements, with the exception of the new accounting policies described in Note 2(c) and the additional COVID-19 estimation uncertainty described below. The Company’s interim results are not necessarily indicative of its results for a full year.

COVID-19 Estimation Uncertainty

In preparing the consolidated financial statements, the Company makes judgements, estimates and assumptions in applying its accounting policies. As disclosed in the 2019 Annual Financial Statements, sources of estimation uncertainty include attributable reserve and resource estimates, fair value of acquired royalty, stream and other interests, impairment of royalty, stream and other interests and income taxes.

In the current environment, estimates and assumptions about future production, commodity prices, exchange rates, discount rates, future capital expansion plans and associated production implications at the underlying mines which the Company holds a Royalty or Stream interest are subject to greater variability than normal, which could significantly affect the valuation of our assets, both non-financial and financial. As at March 31, 2020, the Company has not recorded any adjustments related to the COVID-19 pandemic.

8

MAVERIX METALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2020 AND 2019

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

B.	Basis of Preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value. The condensed consolidated interim financial statements are presented in United States dollars (“USD”) (Note 2c), unless otherwise noted. Certain comparative figures have been adjusted to conform to the current period presentation.

C.	Presentation Currency

Effective January 1, 2020, the Company elected to change its presentation currency from the Canadian dollar (“CAD”) to USD. The change in presentation currency is to better reflect the Company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded precious metals royalty and streaming companies. The Company will apply the change to USD presentation currency retrospectively and restate the comparative financial information as if the new presentation currency had always been the Company’s presentation currency. The USD presentation currency is consistent with the functional currency of the Company and its principal subsidiaries.

3.	ROYALTY, STREAM AND OTHER INTERESTS

As at and for the three months ended March 31, 2020:

		Cost			Accumulated Depletion			Carrying
	Country	Opening	Additions	Ending	Opening	Depletion	Ending	Amount
		$	$	$	$	$	$	$
Beta Hunt	AUS	14,875	-	14,875	(6,638)	(201)	(6,839)	8,036
Cerro Casale	CHL	7,053	-	7,053	-	-	-	7,053
Converse	USA	10,039	-	10,039	-	-	-	10,039
DeLamar	USA	9,068	-	9,068	-	-	-	9,068
El Mochito	HON	7,710	-	7,710	(1,516)	(104)	(1,620)	6,090
Florida Canyon	USA	12,823	-	12,823	(2,189)	(151)	(2,340)	10,483
Friday - Petsite	USA	1,000	-	1,000	-	-	-	1,000
Gemfield	USA	8,799	-	8,799	-	-	-	8,799
Hope Bay	CAN	63,324	-	63,324	(1,950)	(414)	(2,364)	60,960
Karma	BFA	20,080	-	20,080	(4,063)	(547)	(4,610)	15,470
La Colorada	MEX	17,400	-	17,400	(3,262)	(242)	(3,504)	13,896
McCoy Cove	USA	18,553	-	18,553	-	-	-	18,553
Moose River	CAN	3,700	-	3,700	(1,544)	(233)	(1,777)	1,923
Moss	USA	20,283	-	20,283	(1,617)	(797)	(2,414)	17,869
Mt. Carlton	AUS	9,436	-	9,436	(4,637)	(233)	(4,870)	4,566
Omolon	RUS	10,076	-	10,076	(399)	(123)	(522)	9,554
San Jose	MEX	5,500	-	5,500	(2,301)	(163)	(2,464)	3,036
Silvertip	CAN	4,340	-	4,340	(454)	-	(454)	3,886
Vivien	AUS	3,301	-	3,301	(2,593)	(50)	(2,643)	658
Other royalties and streams	Various	64,974	-	64,974	(426)	-	(426)	64,548
Other	USA	3,160	-	3,160	(500)	(48)	(548)	2,612
Total(1)		315,494	-	315,494	(34,089)	(3,306)	(37,395)	278,099

(1)	Total royalty, stream, and other interests include carrying amounts in the following countries: $100.6 million in United States, $72.8 million in Canada, $20.5 million in Mexico, $15.6 million in Burkina Faso, $14.6 million in Australia, $10.1 in Chile, $9.6 in Russia, $8.4 million in Peru, $6.1 million in Honduras, $5.2 million in Dominican Republic, $4.0 in Cote d’Ivoire, $3.5 in Ghana, $3.2 million in Argentina and $4.0 million in other various countries.

9

MAVERIX METALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2020 AND 2019

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

As at and for the year ended December 31, 2019:

		Cost				Accumulated Depletion			Carrying
	Country	Opening	Additions	Ending	Opening	Depletion	Impairment	Ending	Amount
		$	$	$	$	$		$	$
Amulsar	ARM	14,241	-	14,241	-	-	(14,241)	(14,241)	-
Beta Hunt	AUS	14,875	-	14,875	(4,886)	(1,752)	-	(6,638)	8,237
Cerro Casale	CHL	-	7,053	7,053	-	-	-	-	7,053
Converse	USA	10,039	-	10,039	-	-	-	-	10,039
DeLamar	USA	-	9,068	9,068	-	-	-	-	9,068
El Mochito	HON	-	7,710	7,710	-	(1,516)	-	(1,516)	6,194
Florida Canyon	USA	12,215	608	12,823	(1,516)	(673)	-	(2,189)	10,634
Friday - Petsite	USA	-	1,000	1,000	-	-	-	-	1,000
Gemfield	USA	8,799	-	8,799	-	-	-	-	8,799
Hope Bay	CAN	23,305	40,019	63,324	(772)	(1,178)	-	(1,950)	61,374
Karma	BFA	20,073	7	20,080	(2,347)	(1,716)	-	(4,063)	16,017
La Colorada	MEX	17,400	-	17,400	(2,338)	(924)	-	(3,262)	14,138
McCoy Cove	USA	12,004	6,549	18,553	-	-	-	-	18,553
Moose River	CAN	3,700	-	3,700	(852)	(692)	-	(1,544)	2,156
Moss	USA	20,273	10	20,283	(70)	(1,547)	-	(1,617)	18,666
Mt. Carlton	AUS	9,436	-	9,436	(3,621)	(1,016)	-	(4,637)	4,799
Omolon	RUS	-	10,076	10,076	-	(399)	-	(399)	9,677
San Jose	MEX	5,500	-	5,500	(1,747)	(554)	-	(2,301)	3,199
Silvertip	CAN	4,340	-	4,340	(101)	(353)	-	(454)	3,886
Vivien	AUS	3,293	8	3,301	(2,030)	(563)	-	(2,593)	708
Other royalties and streams	Various	36,347	28,627	64,974	(401)	(25)	-	(426)	64,548
Other	USA	3,157	3	3,160	(227)	(273)	-	(500)	2,660
Total(1)		218,997	110,738	329,735	(20,908)	(13,181)	(14,241)	(48,330)	281,405

(1)	Total royalty, stream, and other interests include carrying amounts in the following countries: $101.6 million in United States, $73.4 million in Canada, $20.9 million in Mexico, $16.1 million in Burkina Faso, $15.1 million in Australia, $10.1 in Chile, $9.7 in Russia, $8.4 million in Peru, $6.2 million in Honduras, $5.2 million in Dominican Republic, $4.0 in Cote d’Ivoire, $3.5 in Ghana, $3.2 million in Argentina and $4.0 million in other various countries.

4.	INVESTMENTS

As at and for the three months ended March 31, 2020:

	Balance at December 31, 2019	Additions	Disposals	Fair Value Adjustments	Balance at March 31, 2020
Common shares(1)	$7,006	$642	$(434)	$(4,191)	$3,023
Warrants(2)	142	-	-	(141)	1
Total investments	$7,148	$642	$(434)	$(4,332)	$3,024

(1)	Fair value adjustments recorded within Other comprehensive (loss) income for the period.
(2)	Fair value adjustments recorded within Net income for the period.

As at and for the year ended December 31, 2019:

	Balance at December 31, 2018	Additions	Disposals	Fair Value Adjustments	Balance at December 31, 2019
Common shares	$4,224	$3,597	$-	$(815)	$7,006
Warrants	234	-	-	(92)	142
Total investments	$4,458	$3,597	$-	$(907)	$7,148

10

MAVERIX METALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2020 AND 2019

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

5.	CREDIT FACILITY

The following table summarizes the Company’s $120.0 million revolving credit facility (“Credit Facility”) as at March 31, 2020 and changes during the period then ended:

Credit Facility
Balance at December 31, 2018	$12,300
Proceeds	62,000
Repayment	(5,300)
Balance at December 31, 2019	69,000
Proceeds	10,000
Repayment	(13,000)
Balance at March 31, 2020	$66,000

Amortization of the deferred financing costs related to the Credit Facility for the three months ended March 31, 2020 was $0.1 million.

6.	SHARE CAPITAL

a)	Authorized, Issued and Outstanding shares

The Company is authorized to issue an unlimited number of common shares without par value and preferred shares. No preferred shares have been issued.

b)	Share Purchase Warrants

A listing of the Company’s outstanding warrants as at March 31, 2020 and 2019 are presented below:

Number outstanding	Exercise Price	Expiry Date
5,000,000	$1.56	July 8, 2021
3,250,000	$2.41	July 8, 2021
5,000,000	$2.41	December 23, 2021
5,000,000	$3.28	June 29, 2023
18,250,000

11

MAVERIX METALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2020 AND 2019

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

c)	Share Based Payments - Share Option Plan

The following table summarizes stock options which were outstanding and exercisable as at March 31, 2020 and 2019 and changes during the periods then ended:

	Number of Options Outstanding	Weighted average exercise price per option (CAD$)
Balance at December 31, 2018	3,176,518	2.28
Exercised	(125,000)	1.08
Balance at March 31, 2019	3,051,518	2.32

Balance at December 31, 2019	3,834,119	3.31
Granted	923,255	5.17
Exercised	(178,750)	1.08
Balance at March 31, 2020	4,578,624	3.77

Options which have vested and are exercisable as at March 31, 2020	2,038,022	2.31

A summary of the Company’s outstanding stock options as at March 31, 2020 is presented below:

Number outstanding	Exercise Price CAD$	Expiry Date
708,750	$1.08	July 11, 2021
722,408	$2.80	April 28, 2022
156,081	$2.80	June 1, 2022
901,565	$3.30	May 31, 2023
848,252	$5.18	April 3, 2024
50,000	$6.48	August 1, 2024
268,313	$5.83	December 12, 2024
923,255	$5.17	March 10, 2025
4,578,624

The following are the weighted average assumptions used in the Black-Scholes Model to estimate the fair value of stock options granted for the three months ended March 31, 2020. There were no options granted during the period ended March 31, 2019.

Three months ended March 31, 2020
Risk-free interest rate	0.6%
Expected volatility	45%
Expected life	3 years
Expected dividend yield	1.1%

The weighted-average common share price, at the time of exercise, for the options that were exercised during the three months ended March 31, 2020 was $4.95 per share (2019: $3.88 per share). The weighted average remaining contractual life of the options as at March 31, 2020 was 3.41 years (2019: 3.12 years).

12

MAVERIX METALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2020 AND 2019

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

d)	Share Based Payments – Restricted Share Unit (“RSU”) Plan

The following table summarizes RSUs which were outstanding as at March 31, 2020 and the changes during the period then ended:

	Number of RSUs Outstanding	Weighted average fair value per RSU (CAD$)
Balance at December 31, 2018	-	-
Granted	97,027	5.82
Balance at December 31, 2019	97,027	5.82
Granted	74,300	5.17
Balance at March 31, 2020	171,327	5.54

e)	Dividend

In March 2020, the Board of Directors declared a quarterly dividend of US$0.01 per common share payable on April 15, 2020 to shareholders of record as of the closure of business on March 31, 2020.

7.	OPERATING EXPENSES BY NATURE

	Three months ended March 31, 2020	Three months ended March 31, 2019
Compensation and benefits	$1,514	$592
Corporate administration	271	166
Listing and filing fees	111	43
Professional fees	187	32
Amortization	37	18
Operating expenses before share-based compensation	2,120	851
Share-based compensation	468	216
Total operating expenses	$2,588	$1,067

8.	DILUTED EARNINGS PER SHARE

Diluted earnings per share is calculated based on the following:

	Three months ended March 31, 2020	Three months ended March 31, 2019
Net income for the period	$860	$1,158
Basic weighted average number of shares	119,691,047	107,750,368
Basic earnings per share	$0.01	$0.01
Effect of dilutive securities
Warrants	8,390,518	6,062,706
Stock options	1,642,861	1,666,019
RSUs	18,402	-
Diluted weighted average number of common shares	129,742,828	115,479,093
Diluted earnings per share	$0.01	$0.01

13

MAVERIX METALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2020 AND 2019

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

The following table lists the number of warrants, stock options and RSUs which were excluded from the computation of diluted earnings per share because the exercise prices plus the unamortized share-based compensation per share exceeded the average market value of the common shares during the three month period ending March 31, 2020 of $4.47 ($3.61 for the comparable period in 2019).

	Three months ended March 31, 2020	Three months ended March 31, 2019
Warrants	-	-
Stock options	531,372	-
RSUs	-	-

9.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital:	Three months ended March 31, 2020	Three months ended March 31, 2019
Accounts receivable	$(23)	$(1,692)
Prepaid expenses and other	(8)	(34)
Trade and other payables	(856)	(40)
Changes in non-cash working capital	$(887)	$(1,766)

Significant non-cash transactions:
Settlement of certain receivables in equity investments	$642	$-

Cash and cash equivalents at the end of the period:
Cash at bank	$16,829	$3,906

10.	RELATED PARTY DISCLOSURES

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including any director of the Company. Compensation for key management personnel of the Company was as follows:

	Three months ended March 31, 2020	Three months ended March 31, 2019
Compensation and benefits	$1,266	$443
Share-based compensation	396	188
Total compensation	$1,662	$631

During the three months ended March 31, 2020 and 2019, the Company purchased $0.6 million and $0.6 million, respectively, of refined gold from Pan American Silver Corp. (“Pan American”) at a price of $650 per ounce purchased under its La Colorada gold Stream agreement (Note 14). As a consequence of its shareholding, Pan American is deemed to have significant influence over the Company.

14

MAVERIX METALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2020 AND 2019

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

11.	INCOME TAXES

The income tax expense differs from the amount that would result from applying the federal and provincial income tax rates to the income before income taxes due to the following:

	Three months ended March 31, 2020	Three months ended March 31, 2019
Income before income taxes	$1,246	$1,436
Statutory tax rate	27%	27%
Expected income tax expense	$336	$388

Increase (decrease) due to:
Foreign tax rate differences	93	39
Non-deductible permanent differences	117	60
Withholding taxes	84	76
Change in unrecognized temporary differences	(244)	(254)
Effect of true-ups in prior year temporary differences	-	(31)
Income tax expense	$386	$278

12.	SEGMENT INFORMATION

For the three months ended March 31, 2020:

	Royalty revenue	Sales	Costs of sales, excluding depletion	Depletion	Income (loss) before taxes	Cash from (used in) operations
	$	$	$	$	$	$
Beta Hunt	1,933	-	-	(201)	1,732	1,842
El Mochito	-	266	(65)	(104)	97	201
Florida Canyon	465	-	-	(151)	314	431
Hope Bay	1,209	-	-	(414)	795	798
Karma	700	-	-	(547)	153	568
La Colorada	-	1,485	(618)	(242)	625	867
Moose River	386	-	-	(233)	153	366
Moss	-	1,463	(296)	(797)	370	1,166
Mt. Carlton	341	-	-	(233)	108	406
Omolon	169	-	-	(123)	46	562
San Jose	440	-	-	(163)	277	365
Silvertip	-	-	-	-	-	180
Vivien	292	-	-	(50)	242	401
Other	141	-	-	(48)	93	154
Corporate	-	-	-	-	(3,759)	(3,461)
Consolidated total	6,076	3,214	(979)	(3,306)	1,246	4,846

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MAVERIX METALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2020 AND 2019

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

For the three months ended March 31, 2019:

	Royalty revenue	Sales	Costs of sales, excluding depletion	Depletion	Income (loss) before taxes	Cash from (used in) operations
	$	$	$	$	$	$
Beta Hunt	620	-	-	(312)	308	-
Florida Canyon	384	-	-	(188)	196	387
Hope Bay	510	-	-	(136)	374	386
Karma	528	-	-	(427)	101	-
La Colorada	-	1,186	(598)	(226)	362	588
Moose River	281	-	-	(143)	138	285
Moss	-	313	(63)	(139)	111	251
Mt. Carlton	676	-	-	(252)	424	675
San Jose	319	-	-	(159)	160	259
Silvertip	228	-	-	(46)	182	144
Vivien	530	-	-	(87)	443	424
Other	93	-	-	-	93	79
Corporate	-	-	-	-	(1,456)	(1,350)
Consolidated total	4,169	1,499	(661)	(2,115)	1,436	2,128

13.	FINANCIAL RISK MANAGEMENT

The Company has exposure to a variety of financial risks from its use of financial instruments. This note presents information about the Company's exposure to each of these risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital.

Capital Risk Management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through accretive acquisitions of royalties, streams and other interests, while optimizing its capital structure by balancing debt and equity. At March 31, 2020, the capital structure of the Company consists of $237.8 million (December 31, 2019: $241.7 million) of total equity, comprising share capital, reserves, accumulated other comprehensive (loss) income, and deficit, and $66.0 million (December 31, 2019: $69.0 million) of drawn Credit Facility. The Company was not subject to any externally imposed capital requirements with the exception of complying with certain covenants under the Credit Facility (Note 5). The Company is in compliance with its debt covenants at March 31, 2020.

Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and accounts receivables in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash and cash equivalents in several high-quality financial institutions and closely monitors its accounts receivable balances. The Company’s accounts receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Maverix’s royalty and stream portfolio.

Currency Risk

Financial instruments that impact the Company’s net income due to currency fluctuations include: cash and cash equivalents, accounts receivable, investments, trade and other payables denominated in Canadian and Australian dollars. Based on the Company’s Canadian and Australian dollar denominated monetary assets and liabilities at March 31, 2020, a 10% increase (decrease) of the value of the Canadian and Australian dollar relative to the US dollar would increase (decrease) net income by $0.1 million and other comprehensive loss by $0.3 million, respectively.

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MAVERIX METALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2020 AND 2019

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. In managing liquidity risk, the Company takes into account anticipated cash flows from operations, holding of cash and cash equivalents, and the amount available under the Credit Facility. As at March 31, 2020, the Company had cash and cash equivalents of $16.8 million (December 31, 2019: $4.8 million) and working capital of $20.6 million (December 31, 2019: $19.9 million). In addition, at March 31, 2020 the Company has $54.0 million available under its Credit Facility (Note 5).

Other Risks

The Company also holds common shares of other mining companies with a combined fair market value as at March 31, 2020 of $3.0 million (December 31, 2019: $7.0 million) (Note 4). The daily exchange traded volume of the common shares may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. The Company is exposed to equity price risk as a result of holding these investments in other mining companies. Based on the Company’s investments held as at March 31, 2020, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) other comprehensive loss by $0.3 million.

Fair Value Measurements

The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments in common shares held that have direct listings on an exchange are classified as Level 1.

Level 2: Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liabilities.

Level 3: Prices or valuation techniques that require inputs that are both significant to fair value measurement and unobservable (supported by little or no market activity).

The following table summarizes the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at March 31, 2020 and December 31, 2019. In accordance with IFRS 13, Fair Value Measurements, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	As at March 31, 2020			As at December 31, 2019
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Common shares	$3,023	$-	$-	$7,006	$-	$-
Warrants	-	1	-	-	142	-
Total	$3,023	$1	$-	$7,006	$142	$-

The fair values of the royalty, stream and other interests acquired through issuance of equity instruments were determined by a market approach using unobservable inputs into discounted cash flow projections and comparable transactions. As a result, for the year ending December 31, 2019, the acquisition date fair values of royalty and other interests designated as Level 3 fair value measurements were $74.0 million.

17

MAVERIX METALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2020 AND 2019

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

14.	CONTRACTUAL OBLIGATIONS

In connection with its Streams, the Company has committed to purchase the following:

	Percent of life of mine production	Per ounce cash payment: Lesser of amount below and the then prevailing market price (unless otherwise noted)
Gold Stream interests
La Colorada	100%	$650
La Bolsa	5%	$450

Silver Stream interests
Moss	100%(1)	20% of silver spot price
El Mochito	22.5%(2)	25% of silver spot price

(1)	After 3.5 million ounces of silver are delivered, Maverix’s silver purchase entitlement will be 50% of the remaining life of mine silver production.
(2)	If 3.0 million ounces are delivered to Maverix prior to April 1, 2022, Maverix’s silver purchase entitlement will be 20% of life of mine silver production.

In connection with the acquisition of the Silvertip Royalty in 2017, the Company may issue an additional 1,400,000 common shares of the Company when the Silvertip mine achieves commercial production and a cumulative throughput of 400,000 tonnes of ore through the processing plant is achieved.

18